

FIRST
INDUSTRIAL
REALTY·TRUST

First Industrial Realty Trust, Inc.
311 S Wacker Drive, Suite 4000
Chicago, IL 60606
T: (312) 344-4300
F: (312) 922-6320
www.firstindustrial.com

September 19, 2008

Via Overnight Delivery and Facsimile (202-772-9210)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Mark Rakip, Staff Accountant

      Re: **First Industrial Realty Trust, Inc. and First Industrial, L.P.**
             Form 10-K for fiscal year ended December 31, 2007
             Filed February 25, 2008
             Schedule 14A
             Filed April 10, 2008
             File Nos. 1-13102 and 333-21873

Dear Mr. Rakip:

      On behalf of First Industrial Realty Trust, Inc. and First Industrial, L.P. (the "Companies"), I am providing this letter in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission set forth in your letters, dated September 10, 2008 (the "Comment Letters") relating to above-referenced filings. The Comment Letters requested that the Companies respond to the Staff's comments by September 20, 2008 or notify the Staff of the date by which they intend to respond. The Companies are considering the Staff's comments and intend to respond no later than October 15, 2008.

      If you have any questions, or require any additional information, please feel free to contact me at (312) 344-4380.

                        Yours truly,

                        Scott A. Musil
                        Chief Accounting Officer
                        First Industrial Realty Trust, Inc.